[LETTERHEAD OF RAYMOND JAMES]

May 12, 2021

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Cullman Bancorp, Inc.
Registration Statement on Form S-1 (Registration Number 333-254220)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, we hereby join Cullman Bancorp, Inc. in requesting that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 12:00 Noon on May 14, 2021, or as soon thereafter as may be practicable.

Very Truly Yours, RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Robert J. Toma
Name: Robert J. Toma Title: Managing Director